FPC Exemption No. (82-836)

Publication: South China Morning Post **Date:** 11 June 04
Page: Classified 3 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of [redacted]*ent.*

04030882

SUPPL

RECEIVED 2004 JUN 22 A 9:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 0142)

ANNOUNCEMENT

MAJOR TRANSACTION
COMPLETION OF THE DISPOSAL OF INTEREST IN ESCOTEL MOBILE COMMUNICATIONS LIMITED

First Pacific announces that on 10th June 2004, it has completed the disposal of the First Pacific Group's 49 per cent shareholding in Escotel upon the receipt in full of the cash consideration of Rs. 700 million (approximately HK$119.9 million) from Idea and Escotel has repaid in full the credit facilities in respect of which First Pacific has given guarantees.

Reference is made to the announcement of First Pacific Company Limited ("First Pacific") dated 15th January 2004 and to First Pacific's circular to shareholders dated 5th February 2004 (the "Circular"), relating to the sale of the First Pacific Group's 49 per cent shareholding in Escotel Mobile Communications Limited ("Escotel") to Idea Cellular Limited ("Idea") for an aggregate cash consideration of Rs. 700 million (approximately HK$119.9 million) payable on completion of the sale (the "Transaction").

Upon fulfilment of all the conditions precedent (including First Pacific shareholders' approval of the Transaction at the Special General Meeting convened on 1st March 2004 which was announced on 1st March, 2004) or the waiver thereof by the party having the benefit of the relevant conditions, completion of the Transaction took place on 10th June 2004.

The First Pacific Group has received the full cash consideration of Rs. 700 million (approximately HK$119.9 million) from Idea and Escotel has repaid in full the credit facilities in respect of which First Pacific has given guarantees. The cash consideration, net of expenses incurred by the First Pacific Group in connection with the Transaction, will be applied for First Pacific's general corporate and working capital purposes. As a consequence of the Transaction, First Pacific will book a latest estimated net gain on disposal of approximately US$17 million (approximately HK$133 million), as disclosed in the Circular, in the financial year ending 31st December 2004.

By Order of the Board of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 10th June 2004

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen, *GBS, JP, CBE**

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
David W.C. Tang, *OBE**
Graham L. Pickles*

* *Independent Non-executive Directors*

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

dlw 6/22